SECURI[TIES AND EXCHANGE COMMI]SSION

05037220

BD

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASH, D.C. 202 SECTION

SEC FILE NUMBER
8-29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Neil S. Bo — (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/11/05

OATH OR AFFIRMATION

I, Neil S. Bo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLYN R. CALDARONE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 19, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITORS REPORT

To the Shareholders of
Meridian Investments, Inc. and former trustees of
Meridian Investment Properties Trust and Subsidiary
Quincy, Massachusetts

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (an S corporation) as of December 31, 2004 and the related statements of income changes in shareholders' equity and cash flows for the year then ended. We have also audited the accompanying consolidated statement of financial condition of Meridian Investment Properties Trust and Subsidiary (a Qualified Subchapter S Trust) as of December 31, 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2004 and Meridian Investments Properties Trust and Subsidiary as of December 31, 2003, and the results of their operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 25, 2005

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	CONSOLIDATED 2003
ASSETS		
CURRENT ASSETS		
Cash	$ 1,689,222	$ 1,294,588
Commissions and accounts receivable	3,134,628	3,825,690
Deposits and prepaid expenses	65,390	93,673
Deferred income taxes	75,176	97,415
Due from related parties	572,026	883,632
TOTAL CURRENT ASSETS	5,536,442	6,194,998
PROPERTY AND EQUIPMENT, net of accumulated depreciation	95,942	77,801
OTHER ASSETS		
Organizational costs, net of accumulated amortization	-	6,069
	$ 5,632,384	$ 6,278,868
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued liabilities and taxes	$ 2,063,751	$ 2,201,933
Deferred income taxes	143,499	172,462
TOTAL CURRENT LIABILITIES	2,207,250	2,374,395
DEFERRED INCOME TAXES	1,509	98
SHAREHOLDERS' EQUITY		
Common stock, no par value, 12,500 shares authorized, 1,000 shares issued and outstanding	131,000	-
Shares of beneficial interest, no par value, unlimited shares authorized, 1,000 shares issued and outstanding	-	136,819
Additional paid-in capital	5,819	
Retained earnings	3,336,806	1,674,907
Trust principal	-	2,092,649
	3,473,625	3,904,375
Treasury stock - at cost, 200 shares	(50,000)	-
	3,423,625	3,904,375
	$ 5,632,384	$ 6,278,868

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	CONSOLIDATED 2003
REVENUE		
Commissions	$ 22,832,539	$ 18,920,996
TOTAL REVENUE	22,832,539	18,920,996
EXPENSES		
Commissions	11,214,007	8,800,378
Other operating expenses	3,975,721	4,418,597
TOTAL EXPENSES	15,189,728	13,218,975
INCOME FROM OPERATIONS	7,642,811	5,702,021
OTHER INCOME (EXPENSE)		
Interest income	43,618	37,168
Dividend income	121	53
State income and excise tax refunds	37,672	-
Gain on sale of property and equipment	383	-
Interest expense	-	(609)
TOTAL OTHER INCOME	81,794	36,612
NET INCOME BEFORE PROVISION FOR (BENEFIT FROM) FOR INCOME TAXES	7,724,605	5,738,633
PROVISION FOR (BENEFIT FROM) INCOME TAXES		
Current	288,192	266,646
Deferred	(5,313)	38,080
TOTAL PROVISION FOR (BENEFIT FROM) INCOME TAXES	282,879	304,726
NET INCOME	$ 7,441,726	$ 5,433,907

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	Meridian Investments, Inc. (an S corporation)				Meridian Investment Properties Trust (a Qualified Subchapter S trust)	
	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Shares of beneficial interest	Trust Principal
Balance, 12/31/02	$ -	$ -	$ 1,674,907	$ -	$ 136,819	$ -
Net income for the year ended 12/31/03	-	-	-	-	-	5,433,907
Shareholders' distributions for the year ended 12/31/03	-	-	-	-	-	(3,341,258)
Balance, 12/31/03	-	-	1,674,907	-	136,819	2,092,649
Exchange of shares shares of beneficial interest for shares of common stock	131,000	5,819	-	-	(136,819)	-
Reinstitution of treasury stock after dissolution of parent	-	-	50,000	(50,000)	-	-
Distribution of trust principal to subsidiary upon dissolution of parent	-	-	2,092,649		-	(2,092,649)
Net income for the year ended 12/31/04	-	-	7,441,726	-	-	-
Shareholder distributions for the year ended 12/31/04	-	-	(7,922,476)	-	-	-
Balance, 12/31/04	$131,000	$ 5,819	$ 3,336,806	$ (50,000)	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	CONSOLIDATED 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 7,441,726	$ 5,433,907
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(5,313)	38,080
Depreciation and amortization	56,263	46,387
Expenses allocated from related party	15,931,382	14,658,878
Intercompany interest income	(19,776)	(15,400)
(Increase) decrease in:		
Commissions and accounts receivable	691,062	(2,109,200)
Deposits and prepaid expenses	28,283	(80,293)
Organizational costs	-	-
Increase (decrease) in:		
Accrued liabilities and taxes	(138,182)	980,316
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,985,445	18,952,675
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from related party	200,000	441,798
Advances to related party	(15,800,000)	(15,878,396)
Purchases of property and equipment allocated from related party	(68,335)	(11,496)
NET CASH USED IN INVESTING ACTIVITIES	(15,668,335)	(15,448,094)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(7,922,476)	(3,341,258)
NET CASH USED IN FINANCING ACTIVITIES	(7,922,476)	(3,341,258)
NET INCREASE IN CASH	394,634	163,323
CASH, BEGINNING	1,294,588	1,131,265
CASH, ENDING	$ 1,689,222	$ 1,294,588

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Meridian Investments, Inc. is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts and Maryland. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in various states and Washington D.C. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is primarily involved in placing tax advantaged investments in affordable housing limited partnerships.

On December 28, 2000, the existing shareholders of the Company exchanged their respective shares of common stock for shares of beneficial interest in Meridian Investment Properties Trust, a Massachusetts Business Trust, electing to be taxed as a qualified subchapter S trust under the Internal Revenue Code. This exchange caused the company to become the wholly owned subsidiary of the trust. Generally accepted accounting principles requires the consolidation of the separate financial statements of the parent and subsidiary into one presentation. Substantially all of the activity, except for the payment of state income taxes, is carried on by the subsidiary. On December 29, 2003, the shareholders of the qualified subchapter S trust voted and approved to dissolve the trust.

On January 1, 2004, the trustees of the parent, Meridian Investment Properties Trust, voted to liquidate the trust in accordance with the adopted plan of liquidation dated December 29, 2003, qualifying as a tax-free Type "F" reorganization in accordance with the Internal Revenue Code. Under the adopted plan of liquidation, all rights and responsibilities to the assets and for the liabilities of the parent trust were distributed to the subsidiary, Meridian Investments Inc. The shares of beneficial interest in the parent, held by the trustees, were tendered and cancelled, in exchange for shares of common stock in the subsidiary, held by the parent. After the liquidation, the only remaining entity is the subsidiary, Meridian Investments, Inc., which elected to be taxed as an S corporation effective January 1, 2004. Effective January 1, 2004, all activity of the former parent trust is now carried on by the subsidiary.

Throughout the consolidated financial statements for the year ended December 31, 2003, references to the "Company" are intended to mean the consolidated entities of Meridian Investment Properties Trust and Meridian Investments, Inc.

B. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements for the year ended December 31, 2003, include the accounts of the company and its wholly owned subsidiary, Meridian Investments, Inc. Intercompany transactions and balances have been eliminated in the consolidation.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

D. CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore these financial statements do not contain a provision for uncollectible accounts.

F. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

G. REVENUE RECOGNITION

Commission revenues are recognized upon the completion of a sale of an investment (earned). The related commission expense is recognized when the commission is earned by the Company.

H. INCOME TAXES

On February 9, 1994, Meridian Investments, Inc. with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, the corporation elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. On January 1, 2004, Meridian Investments, Inc., after completion of the adopted plan of liquidation of its parent trust, Meridian Investment Properties Trust, elected to again be taxed as an S corporation.

In lieu of federal income taxes, the beneficiaries of the former parent and the shareholders of the surviving subsidiary, are taxed on their proportionate share of the Company's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the years ended December 31, 2004 and 2003, a provision for state income taxes is provided for pursuant to Massachusetts law concerning the taxation of qualified subchapter S trusts and S corporations.

I. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

J. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

NOTE 2 - DUE TO/FROM RELATED PARTY

Due to/from related party represents monies advanced to/borrowed from Meridian Properties, Inc., an affiliated corporation. The balances outstanding at December 31, 2004 and 2003 are comprised of (1) amounts actually advanced to/borrowed from the affiliate, (2) specific expenses actually paid by the affiliate for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the note is charged on the average monthly balance at the applicable federal rate per annum. Interest receivable on the balance at December 31, 2004 and 2003 is $ 19,776 and $ 15,400, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2004 and 2003, property and equipment consisted of the following:

	CONSOLIDATED	
	2004	2003
Computer equipment and software	$ 195,007	$ 133,249
Equipment	46,563	46,563
Furniture and fixtures	60,192	60,192
Leasehold improvements	76,199	76,199
	377,961	316,203
Less: accumulated depreciation	(282,019)	(238,402)
NET PROPERTY AND EQUIPMENT	$ 95,942	$ 77,801

NOTE 4 - LEASES

The Company leases its office locations in Massachusetts and Maryland under operating leases through its affiliated corporation, Meridian Properties, Inc. The Maryland lease expired on September 30, 1997 and the option to renew for an additional five years was exercised. During 1998, additional office space in Maryland was leased for a term of four years and three months, beginning June 1, 1998, expiring on August 31, 2002. The new lease provides for rental escalation based upon the Consumer Price Index beginning in the second lease year and every year thereafter. On March 1, 2002, the lease was renegotiated to expire on February 28, 2007.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 2000, was amended on February 12, 2001 to amend the amount and location of the office space being leased.

NOTE 4 - LEASES - continued

The Massachusetts office also began leasing various pieces of office equipment in the year 2000 under operating leases expiring on various dates in the year 2005.

For the twelve months ending December 31, 2003, 35% of the lease payments for the Massachusetts and Maryland operating leases were allocated to the Company. Effective January 1, 2004 through May 31, 2004, 50% of the lease payments for the Massachusetts and Maryland operating leases were allocated to the Company. Due to the termination of operations of a company related by common ownership, the Company amended in allocation formula, effective June 1, 2004 from 50% to 55%.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Years Ended December 31,	Amount
2005	$ 155,209
2006	66,417
2007	13,560
2008	-
2009	-
	$ 235,186

Rent expense for years ended December 31, 2004 and 2003 was $ 150,036 and $ 100,784, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares office space at its locations with Meridian Properties, Inc., Meridian Capital Investments, Inc., Meridian SALT, Inc., two entities organized in 2003, Carbon Energy, LLC and Meridian Clean Fuels, Inc., and one entity organized in 2004, Meridian Capital Partners, LLC, all affiliated companies. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies. Allocations of all shared expenses are determined by personnel time devoted to each entity.

On May 1, 2003, Meridian Energy, Inc., a Massachusetts corporation, was merged into a newly formed Meridian Energy, Inc., incorporated under the laws of the state of Nevada. This merger qualified as a Type "F" reorganization under the Internal Revenue Code, resulting in no federal tax consequences. As a result of the merger, Carbon Energy, LLC and Meridian Clean Fuels, Inc. assumed the allocation percentage of former Massachusetts corporation as of May 1, 2003.

During 2004, one company related by common ownership, Meridian Capital Investments, Inc., terminated operations and was dissolved.

For the year ended December 31, 2003, the allocation ratio was 35% Meridian Investments, Inc., 5% Meridian Properties, Inc., 25% Meridian Capital Investments, Inc., 10% Meridian SALT, Inc., 0% Carbon Energy, LLC and 25% Meridian Clean Fuels, Inc.

NOTE 5 - RELATED PARTY TRANSACTIONS - continued

For the period January 1, 2004 through May 31, 2004, the allocation ratio was 50% Meridian Investments, Inc., 5% Meridian Properties, Inc., 8% Meridian Capital Investments, Inc., 7% Meridian SALT, Inc., 15% Carbon Energy, LLC and 15% Meridian Clean Fuels, Inc.

Subsequent to the dissolution of Meridian Capital Investments, Inc., for the period June 1, 2004 through November 7, 2004, the allocation ratio was 50% Meridian Investments, Inc., 13% Meridian Properties, Inc., 7% Meridian SALT, Inc., 15% Carbon Energy, LLC and 15% Meridian Clean Fuels, Inc.

Subsequent to the formation of Meridian Capital Partners, LLC and approval of its broker-dealer license, for the period November 8, 2004 through December 31, 2004, the allocation ratio was 55% Meridian Investments, Inc., 3% Meridian Properties, Inc., 2% Meridian SALT, Inc., 20% Carbon Energy, LLC, 10% Meridian Clean Fuels, Inc. and 10% Meridian Capital Partners, LLC.

NOTE 6 - SALE OF STOCK RESTRICTIONS

At December 31, 2004 and 2003, certain shareholders of the Company were restricted with respect to the sale of their shares in the Company. An agreement, reviewed annually, permits the Company the right of first refusal upon the proposed sale of Company shares to anyone except the Company. Term life insurance policies on these shareholders have been purchased by the Company in order to facilitate a death related buyout. Upon the death of one of these shareholders, proceeds from the life insurance policies will be used to purchase their respective shares.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the placement of tax advantaged investments in affordable housing in the United States. The Company generates substantially all of its income from fees earned from the sale of these investments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable. Concentrations of credit risk with respect to commissions receivable arise due to the fact that the Company conducts business with a limited number of companies. As of December 31, 2004 and 2003, commissions receivable due from two companies totaled $ 3,134,628 and $ 3,825,960, respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balance in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2004 and 2003, the Company had uninsured cash balances totaling $ 1,628,897 and $ 1,194,588, respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had

NOTE 8 - NET CAPITAL REQUIREMENTS - continued

net capital, required net capital, excess net capital aggregate indebtedness and a net capital ratio as follows:

		CONSOLIDATED		
		2004		2003
Net Capital	$	1,116,542	$	805,061
Required Net Capital		147,103		158,141
Excess Net Capital	$	969,439	$	646,920
Aggregate Indebtedness	$	2,208,759	$	2,374,493
Net Capital Ratio		2.28 to 1		3.67 to 1

NOTE 9 - DEFERRED TAXES

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), the Company recognizes deferred tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for book and income tax purposes. Amounts presented on the balance sheets represent the amount of deferred tax assets and liabilities recognized during the year.

Temporary differences giving rise to deferred tax assets consist of accrued expenses which are deducted when paid (cash basis), for tax purposes, rather then when the liability is incurred (accrual basis), for financial statement purposes.

Temporary differences giving rise to deferred tax liabilities consist of accounts receivable which are reported when received (cash basis), for tax purposes, rather than when earned (accrual basis), for financial statement purposes. In addition, prepaid expenses are deducted when paid (cash basis), for tax purposes, rather than when the related liability is incurred (accrual basis), for financial statement purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gives rise to deferred tax liabilities.

At December 31, 2004 and 2003, the deferred tax asset is comprised of the following:

		CONSOLIDATED		
		2004		2003
Accrued expenses	$	75,176	$	97,415
TOTAL CURRENT DEFERRED TAX ASSET	$	75,176	$	97,415

At December 31, 2004 and 2003, the deferred tax liability is comprised of the following:

		CONSOLIDATED		
		2004		2003
Accounts receivable	$	141,058	$	172,156

NOTE 9 - DEFERRED TAXES - continued

	2004	2003
Prepaid expenses	2,441	306
TOTAL CURRENT DEFERRED TAX LIABILITY	143,499	172,462
Excess tax depreciation over book depreciation	1,509	98
TOTAL NON-CURRENT DEFERRED TAX LIABILITY	1,509	98
TOTAL DEFERRED TAX LIABILITY	$ 145,008	$ 172,560

NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2004	2003
Income taxes paid	$ 181,418	$ 519,800
Interest paid	$ -	$ 609

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders of
Meridian Investments, Inc. and former trustees of
Meridian Investment Properties Trust and Subsidiary
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Investments, Inc. as of and for the year ended December 31, 2004 and the accompanying consolidated financial statements of Meridian Investments Properties Trust and Subsidiary as of and for the year ended December 31, 2003, and have issued our report thereon dated January 25, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 25, 2005

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY
SCHEDULE I - OPERATING EXPENSES
For the Years Ended December 31, 2004 and 2003

				CONSOLIDATED
		2004		2003
OPERATING EXPENSES				
Bank charges and fees	$	1,794	$	1,841
Computer supplies and expense		59,476		35,093
Charitable contributions		60,183		42,556
Depreciation and amortization		50,194		46,387
Dues and subscriptions		61,010		37,700
Education and training		23,006		37,685
Employee benefits		146,169		78,779
Filing fees		43,736		23,283
Insurance		45,333		109,021
Legal and accounting		50,239		423,606
Meetings and conferences		111,032		-
Office supplies and expense		66,258		68,689
Penalties and fines		3,712		182
Pension fees and contributions		149,316		154,744
Postage and delivery		19,445		15,967
Professional fees		5,950		8,718
Rent		150,036		100,784
Repairs and maintenance		1,757		2,197
Research and due diligence		1,399,564		1,603,025
Salaries and wages		281,641		379,344
Selling expense		2,752		-
Taxes - payroll		250,960		184,547
Taxes - other		17,370		237,803
Telephone		60,304		33,739
Travel and entertainment		914,484		792,907
TOTAL OPERATING EXPENSES	$	3,975,721	$	4,418,597

See independent auditor's report on supplementary information.

MERIDIAN INVESTMENTS, INC. AND
MERIDIAN INVESTMENT PROPERTIES TRUST AND SUBSIDIARY
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

		2004		CONSOLIDATED 2003
NET CAPITAL COMPUTATION				
SHAREHOLDERS' EQUITY	$	3,473,625	$	3,904,375
LESS: NON-ALLOWABLE ASSETS				
Commissions receivable in excess of commissions payable		(1,548,549)		(1,946,793)
Deposits and prepaid expenses		(65,390)		(93,673)
Property and equipment		(95,942)		(77,801)
Deferred income taxes		(75,176)		(97,415)
Due from related party		(572,026)		(883,632)
NET CAPITAL BEFORE HAIRCUTS		1,116,542		805,061
Haircuts on securities:				
Debt securities		-		-
NET CAPITAL	$	1,116,542	$	805,061
RECONCILIATION WITH COMPANY'S COMPUTATION				
NET CAPITAL PER FOCUS REPORT	$	1,471,713	$	1,116,520
AUDIT ADJUSTMENTS FOR:				
Deposits and prepaid expenses		(54,028)		(82,531)
Property and equipment		(5,825)		1,205
Deferred taxes		22,239		(42,357)
Due from related parties		(18,784)		(5,840)
Shareholders' equity due to audit adjustments affecting net income		(298,773)		(181,936)
NET CAPITAL	$	1,116,542	$	805,061

See independent auditor's report on supplementary information.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Meridian Investments, Inc. and former trustees of
Meridian Investment Properties Trust and Subsidiary
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Investments, Inc. as of December 31, 2004 and the consolidated financial statements of Meridian Investment Properties Trust and Subsidiary as of December 31, 2003, and for both years then ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and

To the Trustees of and Shareholders' of
Meridian Investments, Inc. and former trustees of
Meridian Investment Properties Trust and Subsidiary

procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 25, 2005

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Shareholders of
Meridian Investments, Inc. and former trustees of
Meridian Investment Properties Trust and Subsidiary
Quincy, Massachusetts

We have audited the financial statements of Meridian Investments, Inc. as of December 31, 2004 and the consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of December 31, 2003, and for the years then ended, respectively. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 25, 2005